EXHIBIT B




                   [Letterhead of Travelers Property Casualty]








                                                                   June 20, 1997



J.P. Morgan Capital Corporation
60 Wall Street
New York, New York 10005
Attn:  Meryl Hartzband

Aetna Services Inc.
185 Asylum Street, City Place YF37
Hartford, Connecticut 06156
Attn: Alfred P. Quirk, Jr.

The Trident Partnership, L.P.
c/o Marsh & McLennan Risk Capital Corp.
80 Field Point Road
Greenwich, Connecticut 06830
Attn: Philip F. Petronis

Fund American Enterprises Holdings, Inc.
80 South Main Street
Hanover, New Jersey 03755
Attn: Allan L. Waters

Dear Private Investors:

     Reference is hereby made to the Shareholders Agreement, dated as of April 2, 1996 (the "Shareholders Agreement"), by and among each of Travelers Property Casualty Corp. (f/k/a Travelers/Aetna Property Casualty Corp.) (the "Company"), The Travelers Insurance Group Inc. and each of J.P. Morgan Capital Corporation, Aetna Services Inc. (f/k/a Aetna Life and Casualty Company), The Trident Partnership, L.P. and Fund American Enterprises Holdings, Inc. (collectively, the "Private Inves

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tors"). All terms used but not defined herein shall have the meanings ascribed to such terms in the Shareholders Agreement.

     By this letter, the Company hereby offers (the "Offer") to purchase up to 20% of the Shares held by each of the Private Investors for a purchase price of $36.4856 per Share, representing a 8.5% discount to fair market value based on the average closing prices of the Company's Class A Common Stock, par value $.01 per share, on the Composite Transactions Tape of the New York Stock Exchange, Inc. on June 19, 1997 and June 20, 1997 of $39.875 per Share. In consideration thereof, each Private Investor that accepts the Offer (each, an "Accepting Investor") agrees to extend the Restricted Period for 50% of the Shares retained by such Accepting Investor following the consummation of the sale described herein (the "Sale") until March 15, 1998. For purposes of the Shareholders Agreement, references to the "Restricted Period" in reference to Shares of Accepting Investors shall be deemed to be a period ending on October 2, 1997 for 50% of the Shares retained by the Accepting Investors following the Sale and March 15, 1998 for 50% of the Shares retained by the Accepting Investors following the Sale.

     The Offer expires at 8:00 a.m., New York time, on June 23, 1997. The closing of the Sale will occur on July 1, 1997.

     Other than as set forth above, all terms and conditions of the Shareholders Agreement shall remain unchanged. Please indicate your acquiescence in these arrangements and whether or not you accept the Offer and, if applicable, the number of Shares with respect to which you would like to participate. Please fax your signed letter to the attention of William P. Hannon at Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Fax number: (860) 277-5873.

                              Very truly yours,

                              TRAVELERS PROPERTY CASUALTY CORP.


                              By: /s/ William P. Hannon
                                  ------------------------------
                                  Name: William P. Hannon
                                 Title: Chief Financial Officer




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X I elect to participate in the Offer with respect to 942,871 Shares.

___ I do not wish to participate in the Offer.

THE TRIDENT PARTNERSHIP L.P.

By: TRIDENT CORP.,
    as sole General Partner


By: /s/ Andrew Carr
    Name:  Andrew Carr
    Title: President

Date: June 21, 1997

cc: Richard J. Sandler, Esq.
    Davis Polk & Wardwell
    Kenneth W. Orce, Esq.
    Cahill Gordon & Reindel